Time Sensitive Materials

Depositary’s Notice of
Shareholders’ Meeting of

GIANT INTERACTIVE GROUP INC.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	374511103.
ADS Record Date:	August 5, 2011.
Meeting Specifics:
Annual General Meeting of Shareholders - September 16, 2011 at 3:00 P.M. (Beijing Time), at the offices of Ernst & Young, Room 1801, 18/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, People’s Republic of China.

Meeting Agenda:	Please refer to the Company’s Notice of Annual General Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on September 9, 2011.
Deposited Securities:	Ordinary shares, par value U.S. $0.0000002 per share, of Giant Interactive Group, Inc., a company incorporated and existing under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	1 Ordinary Share to 1 ADS.
Depositary:	Citibank, N.A.
Custodian(s) of Deposited Securities:	Citibank, Hong Kong.
Deposit Agreement:	Deposit Agreement, dated as of November 6, 2007, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the
Depositary prior to 10:00 A.M. (New York City time) on
September 9, 2011.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above.  Copies of the Company’s Notice of Meeting which includes the agenda for such Meeting is enclosed.1

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise), the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, the Company has advised the Depositary that under Cayman Islands’ law, voting at any meeting is by a show of hands unless a poll is demanded.  The Depositary will not join in demanding a poll, whether or not requested to do so by the Holders of ADSs.  The Articles of Association of the Company specify who may demand a poll.  A copy of the Articles of Association may be requested from the Company.  If the Depositary does not receive voting instructions and voting is by poll, then the Depositary shall deem holders who have not given voting instructions to have instructed the Depositary to give a discretionary proxy to a person designated by the Company unless the Depositary is informed by the Company that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be adversely affected.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, in the event voting takes place at the Meeting by a show of hands, the Depositary shall instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders providing voting instructions.  In the event of voting by poll, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Please further note that voting instructions may only be given in respect of a number of ADSs representing an integral number of Deposited Securities.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in ownership of the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law or the Articles of Association of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights or mandatory sale or disposition, with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

The information contained herein with respect to the Meeting has been provided by the Company.  Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information.  Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.  The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs.  If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

1           As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

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